SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES SECOND QUARTER 2004 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro, Brazil - July 23, 2004 - Tele Sudeste Celular Participações S.A. ("TSD"), (BOVESPA: TSEP3 (ON = Registered Common Shares); TSEP4 (PN = Registered Preferred Shares); NYSE: TSD), discloses today its consolidated results for the second quarter of 2004 (2Q04). The closing rates for July 22, 2004 were: TSEP3: R$ 5.38 / 1,000 shares, TSEP4: R$ 6.80 / 1,000 shares and TSD: US$ 10.80 / ADR (1:5,000 PN shares). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunications service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

Except where otherwise stated, the following financial and operating information is presented on a consolidated basis in accordance with the Brazilian Corporate Law.

HIGHLIGHTS

R$ million	2 Q 04	1 Q 04	D%	2 Q 03	D%

Net Operating Revenue	469.0	448.7	4.5%	476.1	-1.5%
Net revenue from services	388.3	395.6	-1.8%	419.5	-7.4%
Net revenue from sales of goods	80.7	53.1	52.0%	56.6	42.6%
Total Operating Costs	(340.2)	(280.0)	21.5%	(321.4)	5.7%
EBITDA	128.8	168.7	-23.6%	154.7	-16.6%
EBITDA Margin (%)	27.5%	37.6%	-10.1 p.p.	32.5%	-5.0 p.p.
Depreciation and Amortization	(94.2)	(109.6)	-14.1%	(104.9)	-10.2%
EBIT	34.6	59.1	-41.3%	49.8	-30.5%
Net Profit	25.5	37.8	-32.5%	24.3	4.9%
Profit per share (R$ per 1,000 shares)	0.06	0.08	-32.5%	0.06	1.2%
Profit per ADR (R$)	0.28	0.42	-32.5%	0.28	1.2%
Number of shares (billion)	449.0	449.0	0.0%	432.6	3.8%

Capital Expenditures	12.2	17.8	-31.5%	35.8	-65.9%
Investment as net revenue %	2.6%	4.0%	-1.4 p.p.	7.5%	-4.9 p.p.
Operating Cash Flow	116.6	150.9	-22.7%	118.6	-1.9%

Customers	3,924	3,774	4.0%	3,422	14.7%
Net Additions	150	65	130.8%	56	167.9%

Tele Sudeste, along with Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom, operating under VIVO brand, Top of Mind in the Brazilian market.

HIGHLIGHTS 2Q04

• TSD's customer base increased by 14.7% and 4.0% when compared to 2Q03 and 1Q04, respectively.

• Intensive efforts in the commercial area, in special with the Mother's Day and Valentine's Day promotional campaigns, which resulted in net additions of 150 thousand new users in 2Q04, representing 130.8% and 167.9% more than in 1Q04 and 2Q03, respectively.

• 39.8% increase in the market share of net additions, 9.3 and 25.9 percentile points above those recorded in 1Q04 and 2Q03, respectively. Four wireless telephone service operators provide services in the area.

• TSD reaches all the municipalities, which means 100% of its coverage area, consolidating VIVO as the best coverage and quality service operator.

• Compared to 2Q03, scale economies and lower prices for handsets caused a 28.6% reduction in the SAC to R$ 136.

• Net Profit totaled R$ 25.5 million in 2Q04, a 4.9% increase in relation to the same period last year.

Technological Innovations

TSD employs CDMA and 1xRTT digital technologies to provide wireless telephony services, reaching 100% of the municipalities within its coverage region.

On June 30, 2004, the 1xRTT service covered 17 municipalities in Tele Sudeste's region, or approximately 47% of the population. In the State of Rio de Janeiro, the 1xRTT covered the cities of Rio de Janeiro, Niterói, Icaraí, Itaguaí and Macaé, and in the State of Espírito Santo, the cities of Vitória, Vila Velha, Cariacica, Serra, Linhares and Colatina. It is estimated that the service coverage will reach 121 municipalities by the year end. In May, VIVO announced the implantation of a very high speed data transmission wireless network in São Paulo and in Rio de Janeiro, using the CDMA2000 1x EV-DO (Evolution - Data Only) 3rd generation technology.

TSD has continued to focus its activities on data transmission services, having implemented new products such as "VIVO em Ação", an innovation that made VIVO the first mobile telephone operator in the world to launch an alternative reality multimedia game (ARG) on the market. The game lasted four weeks and was played by approximately 1.4 million customers throughout Brazil.

Basis for Presentation of Results

The Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for domestic and international long distance calls, in accordance with Anatel's rules. Therefore, the TSD operators no longer earn revenue from VC2 or VC3 calls, and currently derive interconnection revenue (VUM) from the usage of their network for completing long distance calls.

The Bill & Keep system was also implemented, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which fact causes an impact over interconnection revenue and cost without, however, materially affecting the EBITDA.

Some information disclosed on March 31, 2004 and on June 30, 2003 may have been re-classified, as applicable, for comparison purposes.

Total amounts are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	3,924	3,774	4.0%	3,422	14.7%
Contract	1,135	1,148	-1.1%	1,138	-0.3%
Prepaid	2,789	2,626	6.2%	2,284	22.1%
Market Share (*)	48.7%	49.1%	-0.4 p.p.	53.2%	-4.5 p.p.
Net additions (thousand)	150	65	130.8%	56	167.9%
Contract	(13)	(9)	44.4%	22	-
Prepaid	163	74	120.3%	34	379.4%
Market Share of Net Additions (%)*	39.8%	30.5%	9.3 p.p.	13.9%	25.9 p.p.
Market Penetration	44.0%	41.9%	2.1 p.p.	35.3%	8.7 p.p.

SAC (R$)	136	145	-6.4%	190	-28.6%

Monthly Churn (%)	3.0%	2.4%	0.6 p.p.	2.1%	1.0 p.p.
ARPU (in R$/month)	33.7	35.5	-5.1%	40.3	-16.4%
Contract	72.9	75.5	-3.4%	80.2	-9.1%
Prepaid	16.2	16.6	-2.4%	20.4	-20.6%
Total MOU (minutes)	97	99	-2.0%	100	-3.0%
Contract	188	185	1.6%	185	1.6%
Prepaid	56	56	0.0%	54	3.7%

Employees	1,608	1,643	-2.1%	1,720	-6.5%
Customer/employee	2,440	2,297	6.2%	1,989	22.7%
(*) source: Anatel

Operating Highlights

• TSD's customer base increased by 14.7% when compared to 2Q03, keeping its self-sustained growth strategy, 28.9% of which are contract customers and 71.1% are prepaid customers. Net additions in the period were 167.9% above those recorded for 2Q03 and 130.8% in relation to 1Q04, which was due, mainly, to the promotional campaigns relating to Mother's Day and Valentine's Day.

• In 2Q04, TSD had approximately 49% market share in the states in which it operates, where four mobile telephone operators provide services, and a 39.8% market share in net additions, 25.9 percentile points above 2Q03.

• Churn recorded 3.0%, reflecting the event of disconnection of prepaid customers due to their failure in updating personal record information, as required by Anatel. If we excluded such effect, churn would be 2.6%, in line with 1Q04.

• Reported blended ARPU of R$33.7, down 16.4% YoY, was impacted by the SMP effect (R$4.1), the change in the customer mix equivalent to R$1.9 (prepaid customer base grew 22.1% accounting for 71% of the total base, compared with 66% a year earlier), the fall in incoming MOU of 9% and by the higher incidence of free traffic bonus. Normalizing for the mix and SMP (B&K, CSP), the ARPU reduction would have been of R$0.6 or 1.7% YoY. Quarter over quarter, and excluding the mix effect, blended ARPU would have fallen 2.9%, driven by right planning programs in the post-paid base.

• Compared to 2Q03, scale economies and lower prices for handsets caused a 28.6% reduction in the SAC to R$ 136. The reduction in relation to 1Q04, despite the negative impact of the exchange rate variation (5.3% increase in average dollar prices between 2Q04 and 1Q04), was due, mainly, to smaller advertising expenses.

• Productivity gains in 2Q04 were 22.7% and 6.2% in comparison to 2Q03 and 1Q04, respectively, due to operating and management efficiency and scale economies.

NET OPERATING REVENUE
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Subscription and usage	190.8	197.0	-3.1%	217.0	-12.1%
Network usage charges	186.5	188.2	-0.9%	197.1	-5.4%
Other services charges	11.0	10.4	5.8%	5.4	103.7%
Revenue from telecom. services	388.3	395.6	-1.8%	419.5	-7.4%
Revenue from sales of handsets	80.7	53.1	52.0%	56.6	42.6%
Total net operating revenue	469.0	448.7	4.5%	476.1	-1.5%

Net Revenue from Services

Net revenue from services reached R$ 388.3 million, which, excluding the SMP (B&K and CSP) effect, would have increased by 5.0% when compared to 2Q03, reflecting the 13.5% growth in the average customer base. This was offset by an increase in prepaid customer as a percentage of the total base (71.1% in 2Q04 and 66.7% in 2Q03) - with a lower ARPU - and also due to continuous granting of promotional bonuses in the period for acquisition and stimulation of prepaid recharges during Mother's Day and Valentine's Day promotional campaigns.

Data Revenues

Data revenue increased by 80.3% in relation to 2Q03, reaching 2.0% of net operating revenue from services in 2Q04 (1.0% in 2Q03). Such increase occurred due to the availability of new services and to popular campaigns promotion access to and handling of these services on a nationwide basis. SMS represented 65.8% of data revenue. The average number of SMS messages sent per month in 2Q04 was in excess of 10 million, 53% more than in 2Q03.

OPERATING COSTS
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Personnel	(30.3)	(27.3)	11.0%	(28.7)	5.6%
Cost of services rendered	(68.0)	(67.0)	1.5%	(97.6)	-30,3%
Leased Lines	(14.1)	(14.6)	-3.4%	(20.8)	-32.2%
Interconnection	(14.2)	(14.6)	-2.7%	(41.9)	-66.1%
Rents/Insurance/Condominium fees	(14.4)	(10.6)	35.8%	(11.4)	26.3%
Fistel and other fees and contributions	(13.5)	(17.4)	-22.4%	(15.0)	-10.0%
Third-party services	(11.7)	(9.7)	20.6%	(7.8)	50.0%
Others	(0.1)	(0.1)	-	(0,7)	-85.7%
Cost of goods sold	(126.1)	(80.7)	56.3%	(82.5)	52.8%
Selling expenses	(83.1)	(78.1)	6.4%	(71.2)	16.7%
Provision for doubtful debtors	(8.3)	(11.5)	-27.8%	(8.8)	-5.7%
Third-party services	(69.0)	(62.9)	9.7%	(58.4)	18.2%
Others	(5.8)	(3.7)	56.8%	(4.0)	45.0%
General and administrative expenses	(24.9)	(25.6)	-2.7%	(31.9)	-21.9%
Other operating revenues (expenses)	(7.8)	(1.3)	500.0%	(9.5)	-17.9%
Costs excluding depreciation or amortization	(340.2)	(280.0)	21.5%	(321.6)	5.8%
Depreciation and amortization	(94.2)	(109.6)	-14.1%	(104.9)	-10.2%
Total operating costs	(434.4)	(389.6)	11.5%	(426.6)	1.9%

Cost of Personnel

TSD's cost of personnel increased by 11.0% in relation to 1Q04 and 5.6% when compared to 2Q03, due to the increase in payment of additional payroll charges provided by law.

Cost of Services Rendered

Cost of services provided by TSD, which decreased by 30.3% in 2Q04, when compared to 2Q03, was mainly influenced by the reduction in interconnection costs (SMP effects), and in leased lines which, in the same manner as revenue, was impacted by the adoption of the SMP system. Excluding the SMP effects, this account would have recorded a 7.6% increase. In comparison to 2Q03, these costs remained stable.

Cost of Goods Sold

TSD's cost of goods sold in 2Q04 increased by 52.8% in relation to 2Q03, due to intense commercial activities (gross additions increased by 88.0%) and also to incentives to terminals upgrading.

Selling Expenses

Selling expenses increased by 16.7% in relation to 2Q03 mainly due to increase in expenses with third-party services, especially those expenses related to enhanced marketing activity.

Bad debt

Bad debt represented 1.3% of gross revenue in 2Q04, in line with the 2Q03, which was 1.4%, due to the efforts accomplished to keep a quality contract customer base, as well as to keep VIVO Group's strategy for monitoring credit to resellers and corporate customers.

EBITDA

In 2Q04, TSD's EBITDA was R$ 128.8 million, representing a margin of 27.5% and 33.2% on net revenue from services.

Depreciation

Depreciation and Amortization decreased by 10.2% in 2Q04 in relation to 2Q03 due to expiration of the analogical equipment depreciation period.

FINANCIAL INCOME
	According to Corporate Law
	2 Q 04	1 Q 04	Δ %	2 Q 03	Δ %
R$ million
Financial Income	19.0	21.2	-10.4%	69.0	-72.5%
Exchange Rate Variation	1.5	2.3	-34.8%	48.3	-96.9%
Other financial income	20.9	20.7	1.0%	22.6	-7.5%
(-) Pis/Cofins on financial income	(3.4)	(1.8)	88.9%	(1.9)	78.9%
Financial Expenses	(14.9)	(19.4)	-23.2%	(81.4)	-81.7%
Exchange Rate Variation	(19.9)	(4.1)	385.4%	(2.3)	765.2%
Other financial expenses	(9.5)	(9.9)	-4.0%	(10.7)	-11.2%
Gains (Losses) from derivatives	14.5	(5.4)	-368.5%	(68.4)	-121.2%
Net Financial Income (Expenses)	4.1	1.8	127.8%	(12.4)	-133.1%

Financial Income

Despite the increase in the rate of Cofins tax levied on gains from derivatives transactions occurred in the period due to devaluation of the Brazilian Real against the US Dollar (R$1.5 million), the Net Financial Income for 2Q04 recorded an increase by R$2.3 million, when compared to 1Q04, mainly as a result of an increase in net financial income occasioned by a reduction in gross debt (R$214.5 million to R$ 139.8 million).

Net Profit

Net profit in the period was R$ 25.5 million, representing a 4.9% increase in relation to 2Q03.

LOANS AND FINANCING

	06/30/04	03/31/04
Lenders (R$ million)	US$	US$

Financial institutions	125.2	195.8
Suppliers	14.6	18.7
Total	139.8	214.5

Payment schedule - LT

2006	52.3	53.5
Total	52.3	53.5

NET DEBT
	06/30/04	03/31/04

Short Term	87.5	161.0
Long Term	52.3	53.5
Total Debt	139.8	214.5
Cash	(337.9)	(462.7)
Derivatives	(8.7)	4.1
Net Debt	(206.8)	(244.1)

Indebtedness

TSD's debt with loans and financing on June 30, 2004 amounted to R$ 139.8 million (against R$ 214.5 million on March 31, 2004), which is 100% denominated in US dollars. The company has entered into exchange rate hedging contracts for protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 337.9 million) and by derivative assets and liabilities (R$ 8.7 million receivable), resulting in a net cash position of R$ 206.8 million. The Company's debt has been showing steady improvement, and is 53.7% lower when compared to 2Q03. At the end of 2Q04, short-term debt represented 62.6% of total debt.

CAPEX
				Accum
	2Q04	1Q04	2Q03	2004

Network	0.5	7.0	9.8	7.5
Others	11.7	10.8	26.0	22.5
Total	12.2	17.8	35.8	30.0

Net Revenue Percentage	2.6%	3.8%	7.5%	3.3%

Capital

Expenditures

During the second quarter, TSD invested R$ 12.2 million in property, plant and equipment, mainly for providing new telecommunications services in all the municipalities within its coverage area, consolidating its position as largest coverage operator.

Operating Cash Flow

The positive operating cash flow show that TSD generates enough resources from its operations to afford its capital expenditures program. In 2Q04, the company's operating cash flow reached R$ 116.6 million, in line with 2Q03.

Social Responsibility

VIVO launched the VIVO Institute, on July 7, 2004, thus enhancing its Social Responsibility actions in the whole country. Focusing on education and environment actions, VIVO Institute has the mission of promoting citizenship, sharing VIVO's values and experiences with the society as a whole. Within TSD's coverage area, VIVO Institute supports social actions and develops campaigns such as the Água Viva Project that aims at transforming the Águas Cultural Center, located on the banks of Rodrigo de Freitas Lagoon, into a place for knowledge, discussion and disclosure of issues related to lagoons environmental preservation. VIVO's social investment in 2004 should reach R$ 12 million.

Prizes

VIVO was awarded, in May, the "Consumidor Moderno's Excellence in Customer Services Prize", granted by Revista Consumidor Moderno (Modern Consumer Magazine). In June, four VIVO cases were also awarded prizes, among which "VIVO ao VIVO" and VIVO Open Air were awarded the "Top of Marketing" prize from the Brazilian Association of Sales and Marketing Officers (ADVB). In Rio de Janeiro State, VIVO was awarded the "Citizen-Company Trophy", during the 10th National Forum on Corporate Citizenship.

Enclosed Tables: Table 1: TSD - Consolidated Income Statement. Tables 2 and 3: TSD - Consolidated Balance Sheet.

Contact:	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

Information available on the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments

TABLE 1: CONSOLIDATED NCOME

	According to Corporate Laws					Accum.
	2 Q 04	1 Q 04	D%	2 Q 03	D%	jun-04	jun-03
R$ million
Gross operating revenue	643.5	613.4	4.9%	639.7	0.6%	1,256.9	1,254.2
Revenue from services	506.0	522.1	-3.1%	546.2	-7.4%	1,028.1	1,084.4
Revenue from handsets	137.5	91.3	50.6%	93.5	47.1%	228.8	169.8

Deductions - Taxes and others	(174.4)	(164.7)	5.9%	(163.6)	6.6%	(339.1)	(314.6)

Net Operating Revenue	469.0	448.7	4.5%	476.1	-1.5%	917.7	939.6
Revenue from services	388.3	395.6	-1.9%	419.5	-7.4%	783.9	835.8
Revenue from handsets	80.7	53.1	52.0%	56.6	42.6%	133.8	103.8

Operating Costs	(340.2)	(280.0)	21.5%	(321.4)	5.8%	(620.2)	(617.0)
Personnel	(30.3)	(27.3)	11.0%	(28.7)	5.6%	(57.6)	(61.9)
Cost of services rendered	(68.0)	(67.0)	1.5%	(97.6)	-30.3%	(135.0)	(198.1)
Cost of handsets	(126.1)	(80.7)	56.3%	(82.5)	52.8%	(206.8)	(153.5)
Selling expenses	(83.1)	(78.1)	6.4%	(71.2)	16.7%	(161.2)	(128.9)
General & administrative expenses	(24.9)	(25.6)	-2.7%	(31.9)	-21.9%	(50.5)	(63.0)
Other operating revenue(expenses)	(7.8)	(1.3)	500.0%	(9.5)	-17.9%	(9.1)	(11.6)

EBITDA	128.8	168.7	-23.7%	154.7	-16.7%	297.5	322.6
EBITDA Margin %	27.5%	37.6%	-10.1 p.p.	32.5%	-5.0 p.p	32.4%	34.3%

Depreciation and Amortization	(94.2)	(109.6)	-14.1%	(104.9)	-10.2%	-203.8	(214.6)

EBIT	34.6	59.1	-41.5%	49.8	-30.5%	93.7	(108.0)

Net Financial Income	4.1	1.8	127.8%	(12.4)	-133.1%	5.9	(24.7)
Non-operating revenue (expenses)	0.1	(0.2)	-150.0%	(0.1)	-200.0%	(0.1)	(0.2)
Taxes	(13.3)	(22.8)	-41.9%	(13.0)	2.3%	(36.2)	(28.9)

Net profit for the period	25.5	37.8	-32.5%	24.3	4.9%	63.3	54.2

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million
ASSETS	06/30/2004	03/31/2004

Current Assets	1,298.0	1,277.9
Cash and cash equivalents	337.9	462.7
Net accounts receivable	394.1	323.4
Inventory	90.2	53.7
Deferred and recoverable taxes	334.1	308.3
Derivatives transactions	3.6	1.3
Other current assets	138.1	128.5

Long Term Assets	221.3	227.6
Derivatives transactions	7.5	7.3
Deferred and recoverable taxes	192.1	200.1
Other long-term assets	21.7	20.2

Permanent Assets	1,222.0	1,305.1
Investment	0.4	0.4
Property. plant and equipment	1,221.0	1304.2
Deferred assets	0.6	0.5

Total Assets	2,741.3	2,810.6

LIABILITIES

Current Liabilities	692.9	791.7
Suppliers and consignment	396.2	422.8
Taxes. fees and contributions	37.6	32.2
Loans and financing	87.5	161.0
Contingency provision	57.6	54.4
Derivatives transactions	2.4	12.8
Other liabilities	111.6	108.5

Long Term Liabilities	81.7	77.7
Loans and financing	52.3	53.5
Other liabilities	1.1	1.1

Shareholders' Equity	1,966.7	1,941.2

Total Liabilities	2,741.3	2,810.6

Financial Terms:

 EBIT - Operating result before interest and taxes.

EBITDA - Operating result before interest, taxes, depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Revenue.

CAPEX - Capital Expenditure

Operating Cash Flow = Accrued EBITDA - Accrued CAPEX.

Subsidy = (net revenue from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity (Shareholders' Equity)

Net debt/ (Net debt + NE) - Index which measures the Company's financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

 CDMA - (Code Division Multiple Access) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

SMS - Short Message Service - Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

CSP - Carrier Selection Code

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Churn rate - Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net revenue from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.